Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate reports fourth quarter operating results and production forecast for 2008

     VANCOUVER, Jan. 28 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its fourth quarter 2007 operating results and 2008 production forecast, as well as
2008 exploration plans for its Canadian properties.

     FOURTH QUARTER 2007 HIGHLIGHTS

     <<
     -   Quarterly gold production of 41,467 ounces bringing total 2007 production to 245,631 ounces;

     -   Quarterly copper production of 16.8 million pounds bringing total
         2007 production to 68.1 million pounds; and,

     -   Quarterly gold net cash cost of $48 per ounce bringing annual net cash cost to negative $16 per ounce of gold for all of 2007.

     -   Shareholders, warrant holders and noteholders of Perseverance
         Corporation Ltd. ("Perseverance") approved Northgate's offer to acquire the Australian gold producer and the transaction is expected to close on February 18, 2008.

                      2008 PRODUCTION FORECAST HIGHLIGHTS

     -   The Kemess mine is forecast to produce 243,000 ounces of gold and
         64.4 million pounds of copper in 2008.

     -   The cash cost of production, net of by-product credits, is forecast to be $130 per ounce of gold assuming a copper price of $3.00 per pound and an exchange rate of Cdn$/US$1.00.

     -   Canadian exploration spending is forecast to be $22 million, most of which will be devoted to the Young-Davidson property near Matachewan,
         Ontario. The surface and underground diamond drilling programs at
         Young-Davidson will continue and Northgate expects to complete a feasibility study for the project by the end of the year.

     -   Gold production from the Fosterville and Stawell mines in Australia is expected to be in the range from 190,000 to 200,000 ounces during
         2008 and this production will be included in Northgate's consolidated results after the transaction closes on February 18. Northgate will provide further production and cost guidance for its newly acquired
         Australian mines in March 2008.
     >>

     Ken Stowe, President & CEO, commented, "While the revised fourth quarter production at Kemess fell short of our expectations, our total 2007 production of 245,631 ounces of gold at a net cash cost of negative $16 per ounce generated excellent cash flow in 2007's strong metal price environment. With the acquisition of two operating mines in Australia, Northgate's total metal production in 2008 is forecast to be over 400,000 ounces of gold and
64.4 million pounds of copper, all of which is unhedged, and will be sold at spot prices giving us maximum exposure in the current robust metal price environment. With successful securityholder votes behind us on the
Perseverance transaction and the upcoming resource update we expect to announce at Young-Davidson, Northgate has become a multi-mine, mid-tier, gold producer with production platforms in two excellent mining jurisdictions from which we can generate additional growth opportunities through exploration and acquisition."

     RESULTS OF OPERATIONS

     Q4 2007 - Kemess South Mine Performance

     The Kemess mine posted production of 41,467 ounces of gold and
16.8 million pounds of copper in the fourth quarter of 2007. Metal production was significantly lower than forecast due to lower than expected mill throughput and a 15% copper grade deficit compared to blast hole estimates for the stockpiled, very unusual, high native copper ore that was milled from stockpile in November and December. Milling of this ore and other lower grade stockpiled hypogene ores during November and December was necessitated by the realignment of the main haul road out of the pit due to a crack, which developed in a section of the road. This realignment was completed on January
10, 2008 at which time ore production from the west end of the pit resumed.
For the full year, Kemess milled approximately 17.8 million tonnes of ore grading 0.627 grams per metric tonne (gr/mt) gold and 0.214% copper and posted gold and copper production of 245,631 ounces and 68.1 million pounds, respectively.
     The cash cost of production at Kemess in the fourth quarter was $48 per ounce bringing the average 2007 cash cost to negative $16 per ounce.
     Northgate's audited financial results for the year ended December 31,
2007 are scheduled for release on February 28, 2008 and the Corporation's year-end conference call and webcast for investors and analysts will be held at 10:00 am (Eastern Standard Time) on the following day.
     The following table provides a summary of operations for the fourth quarter and the full year of 2007 and the comparable periods of 2006.

     <<
     2007 Kemess Mine Production

     (100% of production
      basis)                   Q4 2007      Q4 2006         2007         2006
     -------------------------------------------------------------------------
     Ore plus waste mined
      (tonnes)               8,042,000   11,018,461   42,025,404   43,045,348
     Ore mined (tonnes)      3,206,000    4,746,251   17,060,785   17,219,143
     Stripping ratio
      (waste/ore)                 1.51         1.32         1.46         1.50

     Ore milled (tonnes)     4,238,626    4,567,332   17,802,317   18,233,978
     Ore milled per day
      (tonnes)                  46,072       49,645       48,773       49,956

     Gold grade (gr/mt)          0.459        0.772        0.627        0.763
     Copper grade (%)            0.238        0.243        0.214        0.244

     Gold recovery (%)              66           72           68           69
     Copper recovery (%)            75           87           81           83

     Gold production (ounces)   41,467       81,747      245,631      310,296
     Copper production
      (thousands pounds)        16,766       21,255       68,129       81,209

     Tonnes mined per
      shift worked                 449          645          589          693
     Tonnes milled per
      shift worked                 237          267          249          277

     Net cash cost ($/ounce)(1)     48          (90)         (16)         (56)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Note 1: 2007 cash cost figures are unaudited estimates and are subject to revision.
     >>

     2008 PRODUCTION FORECAST

     Kemess South Mine

     In 2008, the mine plan calls for the removal of 18.2 million tonnes of ore and 19.0 million tonnes of waste from the Kemess South open pit. The majority of this material, approximately 30 million tonnes, will be mined from the western end of the open pit and the balance will come from the eastern end of the pit where pre-stripping of waste for the 2009-2010 ore production will commence in the second half of this year.
     Mill feed will be supplied by ore sourced from the western end of the open pit and stockpiles and mill throughput is forecast to average approximately 50,000 tonnes per day (tpd) with the mill operating at 92%
availability. The majority of the ore milled during the year will be hypogene ore with only a small quantity ((less than)6%) of supergene ore. Total metal production for 2008 is anticipated to be approximately 243,000 ounces of gold and 64.4 million pounds of copper.
     Production of gold-copper concentrate is forecast to total 148,000 dry metric tonnes (dmt), which will be shipped to Xstrata Copper's Horne smelter in Rouyn-Noranda, Quebec. Annual smelting and refining terms for 2008 are expected to settle at around $45/dmt and 4.5cents/lb of copper with no price participation, which represents a reduction in concentrate marketing costs of approximately $3 million from 2007 levels.

     Gold Cash Cost

     Assuming by-product copper and silver prices of $3.00 per pound and
$12.00 per ounce, respectively, and an exchange rate of Cdn$/US$1.00, the
Kemess mine's 2008 net cash cost is projected to be $130 per ounce of gold produced. In 2008, each $0.10 per pound change in the copper price and each
$0.03 change in the Cdn$/US$ exchange rate will affect the net cash cost of production by approximately $25 per ounce.

     <<
     Projected 2008 Kemess Mine Production

     (100% of production basis)
     -------------------------------------------------------------------------
     Ore plus waste mined (tonnes)                                 37,150,000
     Ore mined (tonnes)                                            18,154,000
     Stripping ratio (waste/ore)                                         1.05

     Ore milled (tonnes)                                           18,224,860
     Ore milled per day (tonnes)                                       49,765

     Gold grade (gr/mt)                                                 0.616
     Copper grade (%)                                                   0.197

     Gold recovery (%)                                                     67
     Copper recovery (%)                                                   81

     Gold production (ounces)                                         243,091
     Copper production (thousands pounds)                              64,361

     Net cash cost ($/ounce)                                              130
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Quarterly Metal Production

     Gold and copper output will vary from quarter to quarter due to normal variations in ore grades, ore types and metallurgical recoveries. All of
Northgate's gold and copper production from Kemess South during 2008 is unhedged; as a result, the company will receive market prices for all metal sales during the year.

     2008 Kemess South Metal
      Production                   Q1        Q2        Q3        Q4     Total
     -------------------------------------------------------------------------
     Gold Production (ounces)  57,001    47,049    67,431    71,610   243,091
     Copper Production
      (millions pounds)          15.1      14.1      17.8      17.4      64.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Australian Mines

     Northgate's acquisition of Perseverance is scheduled to close on
February 18, 2008. From that point forward, gold production from the
Fosterville and Stawell mines will be attributed to Northgate. Initial projections call for these mines to produce between 190,000 - 200,000 ounces of gold during 2008, all of which will be sold at spot prices. Northgate will provide further guidance on gold production, production costs, capital expenditures and exploration costs for its newly acquired Australian assets in
March 2008.

     2008 EXPLORATION PLAN

     Young-Davidson

     2008 exploration spending at Northgate's Young-Davidson property near
Matachewan, Ontario is forecast to total approximately $21 million and will be devoted towards surface-based exploration, underground ramp development and preparation of a feasibility study for the project.
     The surfaced-based diamond drilling program that began in 2006 will continue with a target of completing 25,000 metres of drilling in 2008 at a cost of $4 million. The primary goal of the surface-based drilling program continues to be to increase the Syenite-hosted mineral resources in the region between the Lower YD and Lower Boundary zones and within 1,300 metres of surface (above the 9000 level). See Figure 1: Young-Davidson Property
(Vertical, North Looking, Longitudinal Section with Metric Grid) at
http://files.newswire.ca/592/Northgate_YD0128.doc.

     Excavation of the underground ramp to its final length of 3,000 metres will continue and is expected to be completed by June 2008. At the same time, the underground definition drilling program, which began in the last half of
2007, will continue from upper sections of the ramp with the goal of moving additional resources into the Indicated category. Dewatering and refurbishing of the Existing No. 3 shaft down to the 14th level at approximately 625 metres in depth, in order to provide ventilation and secondary access to the underground ramp workings, will also continue.
     In January 2008, Northgate engaged AMEC to prepare a feasibility study for the Young-Davidson project and expects the work to be largely complete before the end of the year.

     Kemess

     Northgate has budgeted to spend up to $750,000 conducting limited diamond drilling in the area immediately surrounding the Kemess South open pit in order to test targets that were identified in a deep penetrating IP survey completed in 2007. The purpose of this program is to identify any potential extensions to the Kemess South ore body that could add mine life to the Kemess operation beyond the end of 2010.

     <<
                            (x) (x) (x) (x) (x) (x)

     NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas and Australia. The
Corporation's principal assets are the Kemess South mine in north-central
British Columbia and the Young-Davidson property in northern Ontario. With the proposed acquisition of Perseverance Corporation Limited, the addition of two operating mines will create a leading multi-mine, mid-tier gold producer, with over 400,000 ounces of gold production in 2008. Northgate is listed on the
Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

                          (x) (x) (x) (x) (x) (x) (x)
     >>

     NOTE TO SECURITY HOLDERS:

     This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.
     Subject to the terms and conditions set forth in the Merger
Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders . Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

     FORWARD-LOOKING STATEMENTS:

     This news release contains certain "forward-looking statements" and
"forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Perseverance and Northgate prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Northgate or Perseverance, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits;
dilution; competition; loss of key employees; additional funding requirements;
and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information
Form for the year ended December 31, 2006 or under the heading "Risks and
Uncertainties" in Northgate's 2006 annual report, both of which are available on SEDAR at www.sedar.com, Error! Hyperlink reference not valid.and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
     For further information about Northgate, please visit
www.northgateminerals.com. For further information about Perseverance, please visit www.perseverance.com.au.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Investor Relations, (416)
216-2781, ngx(at)northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 16:31e 28-JAN-08